UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Twin Disc, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

901476101

(CUSIP Number)

June 24, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 901476101

1	Names of Reporting Persons Dan H. Wilks
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 569,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 569,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 569,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.0%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 11,350,174 shares of Common Stock of the Issuer outstanding as of April 29, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2016.

CUSIP Number 901476101

1	Names of Reporting Persons Staci Wilks
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 569,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 569,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 569,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.0%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 11,350,174 shares of Common Stock of the Issuer outstanding as of April 29, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2016.

CUSIP Number 901476101

1	Names of Reporting Persons Wilks Brothers, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 100
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) .0009%[1]
12	Type of Reporting Person (See Instructions) OO

[1]	Based on 11,350,174 shares of Common Stock of the Issuer outstanding as of April 29, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2016.

Item 1.

(a)	Name of Issuer: Twin Disc, Incorporated

(b)	Address of Issuer’s Principal Executive Offices

1328 Racine Street

Racine, Wisconsin 53403

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by Dan H. Wilks, Staci Wilks, and Wilks Brothers, LLC.

(b)	Address of Principal Business Office or, if None, Resident:

Dan H. Wilks

17010 Interstate 20

Cisco, TX 76437

Staci Wilks

17010 Interstate 20

Cisco, TX 76437

Wilks Brothers, LLC

17010 Interstate 20

Cisco, TX 76437

(c)	Citizenship:

Dan H. Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Wilks Brothers, LLC is a limited liability company organized in the State of Texas.

(d)	Title of Class of Securities: Common stock, no par value.

(e)	CUSIP Number: 901476101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:            .

Item 4. Ownership.

The information in items 1 through 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2016

*
Dan H. Wilks

*
Staci Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan Neff
Name: Morgan Neff
Title: Attorney-in-Fact

*By:	/s/ Morgan Neff
Morgan Neff, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement dated June 27, 2016.

99.3	Power of Attorney - Dan Wilks

99.4	Power of Attorney - Staci Wilks

99.5	Power of Attorney - Wilks Brothers, LLC